Exhibit 12.02

SOUTH CAROLINA ELECTRIC & GAS COMPANY
CALCULATION OF RATIOS
FOR THE YEAR ENDED DECEMBER 31, 2009
(Dollars in Millions)

CALCULATION OF BOND RATIO:

Net earnings (1)		$829.1
Divide by annualized interest charges on:
Bonds outstanding under SCE&G’s bond indenture dated April 1, 1993 (Mortgage)	$160.2
Total annualized interest charges	160.2
Bond Ratio		5.18

(1)  As defined in the Mortgage.

CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES:

	Years Ended December 31,
Dollars in Millions	2009	2008	2007	2006	2005
Fixed Charges as defined:
Interest on long-term debt	$181.4	$166.6	$149.8	$144.1	$143.0
Amortization of debt premium, discount and expense (net)	3.8	3.6	3.6	3.8	4.2
Interest component on rentals	5.5	4.2	5.3	4.3	3.9
Total Fixed Charges(A)	$190.7	$174.4	$158.7	$152.2	$151.1

Earnings as defined:
Pretax income from continuing operations	$427.8	$440.1	$361.4	$331.5	$113.7
Total fixed charges	190.7	174.4	158.7	152.2	151.1
Pre-tax equity in (earnings) losses of investees	0.5	(3.0)	19.5	21.8	77.2
Total Earnings (B)	$619.0	$611.5	$539.6	$505.5	$342.0

Ratio of Earnings to Fixed Charges (B/A)	3.25	3.51	3.40	3.32	2.26